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Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

Launch Day Memo to Employees

TO: All IDEC Employees

FROM: Bill Rastetter

DATE: June 23, 2003

RE: Today's Announcement of the Merger of Biogen and IDEC

        This is a momentous day for IDEC and Biogen and everyone associated with our companies. Until we are able to meet with you face-to-face over the next few days, we wanted to use this memo to tell you more about the merger agreement we just announced, and how excited we are about what it means.

        The merger of Biogen and IDEC creates a new global biotechnology powerhouse. This will be a company with opportunities to create value for shareholders, growth opportunities for employees, and advances in medicine for patients beyond what either company could achieve on its own.

        BIOGEN IDEC is going to be a tremendously exciting place to work. That's because by joining together like this we have the opportunity to accelerate our strategic agenda by as much as five years compared to what either of us could achieve separately.

        Biogen and IDEC are two remarkably complementary companies. IDEC is a world leader in oncology, with a growing focus on autoimmune and inflammatory diseases. And Biogen is the mirror image, with leadership in core therapeutic areas of neurology, dermatology and rheumatology. Putting these resources together is simply a natural—a perfect fit.

        The combined company has not one, but two blockbuster drugs and a growing portfolio of products in the market. We will have an outstanding pipeline with 10 compounds in the clinic. We will have leading edge research and development expertise in oncology, immunology, neurology and rheumatology, and critical strength in other disciplines.

        We'll be able to bring more than 1,000 R&D professionals together to focus on research projects, supported by a budget projected to be at more than $500 million in the first year of operation.

        The combined company will have considerable financial strength. We'll have approximately $1.4 billion in cash at the outset, and strong earnings power, with EPS growing at a projected 20% compounded annually. And we'll have the power to support new initiatives in our labs as well as for in-licensing of promising discoveries.

        Naturally, many of you have asked, "How will things be different as part of a bigger company?" First of all, things will be much the same organizationally. The senior management team that has been working to accomplish this transaction recognizes that one of the foundations of success for both IDEC and Biogen has been the extraordinary commitment of our employees to improving the lives of patients. And the team that will lead BIOGEN IDEC is absolutely committed to preserving the special cultures that make working here so fulfilling.

        Our foundation principles of honesty and integrity will continue to guide us. Our zeal and dedication, and our ability to embrace change, are undiminished.

        Even though we will be bigger, we will maintain the nimbleness of a biotech company. We will maintain streamlined decision-making processes. We will continue to encourage novel research pursuits and reward successful initiatives. And, with our expanded base of expertise, we will encourage even more dialogue and cross-fertilization among the disciplines.

        Altogether, this is going to be a fun place to work. It is going to offer greater opportunities than ever for intellectual fulfillment and economic success.

        Additional details of the merger transaction are provided in today's press release. Throughout the process, we intend to maintain open communication with you. However, until the merger receives all necessary regulatory approvals, including the approval of the shareholders of both companies, we will of course need to be sensitive to the legal and regulatory constraints governing a proposed transaction like this. A separate memo outlining how we will manage these legal and regulatory sensitivities will be distributed shortly.

        An integration team from both companies is already at work planning for future operations, and will be sharing details with you as soon as possible. In brief, while there will be some changes, there will be little interruption of your work. In the labs, in our manufacturing facilities and in our interface with physicians and patients, our focus will be unchanged. The standards of excellence, shared in common by IDEC and Biogen, are unaffected by this merger.

        As you know, Biogen and IDEC are two of the oldest biotech companies. We are also two of the most successful, pioneering in the development of critical new therapies based on two of the most pivotal scientific breakthroughs of the 20th century. With this merger, we have the opportunity to move to an even higher level of achievement and set the standard for medical advances and economic success in the 21st century.

        Thank you for all you have done to bring IDEC and Biogen to this threshold of new opportunities. And thank you for your dedication and support as we work to fulfill our enormous potential.

Sincerely,

Bill

Additional Information and Where to Find It

        IDEC Pharmaceuticals Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com. IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.

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